SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04035817

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 21, 2004

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 26 2004 WASH. D.C. 155 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 16, 2004	Two Ordinary Resolutions, and two Special Resolutions, passed July 16, 2004, at the Annual General Meeting
July 16, 2004	UK Form 288b (Terminating appointment as director) -- David Winterbottom

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-44.doc
T:080104

7/28

Company No. 647788

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

ELECTROCOMPONENTS PLC

Passed 16 July 2004

At an Annual General Meeting of the above-named Company, duly convened and held on 16 July 2004 at The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, the following Resolutions were duly passed:

ORDINARY RESOLUTIONS (RESOLUTIONS 8 AND 9)

Increase in the limit on Directors' fees

8 That with effect from the conclusion of the meeting the maximum amount of fees payable to Directors pursuant to Article 102.1 of the Company's Articles of Association be increased from £450,000 to £600,000.

Renewal of Directors' authority to allot shares

9 That the Directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £4,569,923.90 during the period commencing on the date of the passing of this Resolution and expiring on 15 July 2009 but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

SPECIAL RESOLUTIONS (RESOLUTIONS 10 AND 11)

Renewal of Directors' authority to disapply pre-emption rights

10 That subject to the passing of Resolution 9:

(a) the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given by the said Resolution 9; and to transfer equity securities (within the meaning of Section 94 of the Act) which are held by the Company in Treasury, as if Section 89(1) of the Act did not apply to any such allotment or transfer, provided that this power shall be limited to the allotment or transfer of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity

securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the members in general meeting and any shares acquired or held by the Company in Treasury may be transferred in satisfaction of the exercise of any options under any of the Company's employee share schemes; and

(iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £2,176,233.20,

and shall expire on 15 July 2009, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements;

and

(b) all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

Renewal of Directors' authority for the purchase by the Company of its own shares

11 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,524,665;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

....

Chairman of the Meeting

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 647788

Company Name in full Electrocomponents plc

	Day	Month	Year
Date of termination of appointment	1 6	0 7	2 0 0 4

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR

*Honours etc:

Forename(s): DAVID STUART

Surname: WINTERBOTTOM

	Day	Month	Year
†Date of Birth	2 5	1 1	1 9 3 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 16/7/2004

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CARMELINA CARFORA, ELECTROCOMPONENTS PLC, INTERNATIONAL MANAGEMENTCENTRE, 5000
OXFORD BUSINESS PK SOUTH, OXFORD, OX4 2BH

Tel 01865 204000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999